1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN PROVIDES Q4 2010 PRODUCTION UPDATE

January, 19, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports on the progress of exploration, development and production activities at its Hollister trial mining operation in Nevada, USA and its Burnstone Mine in South Africa.

Hollister Gold Project

The Nevada operations reported an increase in production related, mainly, to higher tonnages from trial mining and improved operational performance of the Esmeralda mill, resulting in approximately 31,000 gold equivalent ounces (Au eqv oz) being sold during Q4 2010. This is a substantial increase over the 11,000 Au eqv oz sold in Q3 2010. Cash costs were also lower at approximately US$680/oz, a 20% quarter-on-quarter improvement. Additionally, 3,500 ounces were delivered to the refinery; these will be recognized as revenue in Q1 2011.

At the Hollister Project, initial trial mining in the newly discovered Blanket Zone yielded 500 tons at a grade of 15 Au eqv oz/ton (510 g/t), containing an estimated 7,500 Au eqv oz. A short 15-foot section of the 180-foot length of the high grade stope has been trial mined for 50 feet vertically to establish the vertical extent of the Blanket Zone in this area. Activities are focused on opening up the stope to determine the southern and northern limits and to establish a platform to trial mine the total payable zone, including the high grade centre and the surrounding lower grade halo (est. 0.6 -1 oz/ton). Delineation drilling of the zone immediately adjacent to the 3000 N 1 E stope has already commenced.

The Company continues to work with the Federal Mine Safety and Health Administration (MSHA) through their established process to ensure that Hollister will remain a safe and productive mine over the long term. The MSHA inspections have not adversely affected the productivity of the operation.

Burnstone Gold Mine

At the Burnstone Mine, the capital expenditure program has generally been completed with the vertical and ventilation shafts commissioned. The mine has commenced with production build-up. Development continues with 5,747 meters of on-reef development completed to the end of December 2010. The focus of current work is to increase the rate of stoping panel development and Long Hole Stoping; both are progressing well.

The metallurgical plant was successfully commissioned and commenced milling low grade development ore by mid-October 2010; 65,534 tonnes of low grade ore had been treated by end of December 2010. The Company was not in the position to declare commercial production prior to the Christmas break in December. During the first 17 days of January 2011, 51,653 tonnes of production material was treated, which is in line with the planned build up for the metallurgical plant. A total of 2,186 ounces of gold has been recovered, including 9 kg (289 oz) by gravity, 34 kg (1,093 oz) loaded onto carbon and 25 kg (804 oz) in residue. Due to the lower grade of the development ore being processed by the mill, an average recovery of 86% was achieved but is expected to increase to 95% when higher grade material is processed. It is expected that commercial production will be reached by end January 2011.

At January 17, 2011, there were 156,000 tonnes on the ore stockpile at Burnstone.

Exploration and Development Drilling

Exploration and evaluation drilling has continued at both the Burnstone and Hollister operations. At Burnstone, drilling is currently being conducted from surface and underground to provide infill evaluation and structural data on future mining blocks. Block evaluation is being advanced by detailed underground channel sampling of on-reef mine development exposures.

In Nevada, underground exploration and evaluation drilling is focusing on the high grade Blanket Zone, Velvet and Southeast Gwenivere targets. The Blanket Zones are characterized by disseminated gold mineralization that occurs in volcanic rocks that overlie the older metasedimentary rocks that host the main epithermal vein systems. Recent mine development has exposed a mineralized zones that extends 180 feet (60 meters) and with an in situ grade of 22 oz/ton Au, fully diluted over 3.5 feet (1.2 meters). Currently, a 33-hole, 16,000-foot (4,864- meter) drilling program is underway at the Blanket Zone. The second in a fan of drill holes was completed January 16, 2011. This objective of the program is to enable grade shell modelling1 and assessment of the vertical continuity of the mineralization associated with the Clementine #13-19 and Gwenivere #5-9 epithermal veins.

Two long, low angle boreholes are planned to test the targets in the Velvet area and the intervening ground located up to 3,000 feet north of the current mine infrastructure. To January 16, hole HDB 433 in this area had progressed to 2,500 feet. It has intersected a number of zones of clay and silica veining, and broader zones of silicification and brecciation. Initial assays are pending.

A number of intersections have been received for exploration boreholes testing the SE Gwenivere target. HDB-423 encountered three significant gold intercepts from the Southeastern Gwenivere Vein System. The first is 0.1 feet (0.03 m) quartz veinlet at 23.1 -23.9 feet (7.0 -7.3 m). This veinlet is a healed vein breccia with clasts of argillite and milky quartz clasts that rarely contain visible gold up to 5 mm thick. This veinlet had a grade of 15.90 opt (545.0 g/t) Au and 5.8 opt (200 g/t) Ag.

A second was intercepted from 28.6 -35 feet (8.7 -10.6 m) and included a 6.4 feet (1.9 m) zone of moderate quartz stockwork, with veinlets in this zone up to 0.07 feet (0.02 m) thick. This zone had a composite grade of 0.696 opt (23.86 g/t) Au and 0.3 opt (12.9 g/t) Ag.

The last significant intercept was a 13.0 feet (4.0 m) zone of weakly healed breccia encountered from 40-53 feet (12.2 -16.2 m). This breccia cuts minor spiderweb quartz stockwork in moderately silicified argillite and quartzite and is weakly healed by white clay. This 13.0 feet (4.0 m) zone had a composite grade of 2.766 opt (94.82 g/t) Au and 1.3 opt (45 g/t) Ag.

There was only one notable gold intercept in HDB-424 at 24-28.2 feet (7.3 -8.6 m). This 4.2 feet (1.3 m) intercept contained moderately silicified argillite with minor white clay along few fractures and graded 0.776 opt (26.61 g/t) Au and 0.5 opt (17.8 g/t) Ag.

Ferdi Dippenaar, President and CEO, commented: “After nearly four and a half years, the Burnstone mine is up and running. Our short term focus is on underground development which will provide for a progressive build up in production over the year. 2011 will be our first full year of production.

At our Hollister project, production from trial mining has increased in line with our plan from 275 tons per day to an average of 325 tons per day. The exciting new Blanket Zone and Southeast Gwenivere discoveries are currently under active exploration, and the information being gathered will assist in determining the extent and value of these new zones. Both zones are located near to existing infrastructure, which would facilitate rapid development.”

Phil Bentley, Pr.Sci.Nat. (SACNAS) Vice President for Geology and Exploration for the Company and a qualified person, and Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, have reviewed this news release on behalf of Great Basin.

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1 3-D modeling of the gold grades as derived from a combination of sampling of diamond drilling and mining development that creates a shape or “shell” depicting the interpreted extent of economic mineralization.

Great Basin is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on bringing two mines into production in the world’s two richest gold regions. The Hollister gold project is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine, is located in the Witwatersrand goldfield of South Africa.

Ferdi Dippenaar
President and CEO

Samples collected from Hollister trial mining are delivered to the First Gold Laboratory in Lovelock, Nevada for analysis. The pulps of these samples are now being sent to Inspectorate America Corporation in Sparks, Nevada for checking. At First Gold, vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries which we operate; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.